SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
          -------------------------------------------------------------
                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                                       and
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)
         --------------------------------------------------------------

                       AMERICAN REAL ESTATE PARTNERS, L.P.
                            (Name of Subject Company)


                                   LEYTON LLC
                         HIGH COAST LIMITED PARTNERSHIP
                                  BECKTON CORP.
                                  CARL C. ICAHN
                                    (Bidders)

                          DEPOSITARY UNITS REPRESENTING
                            LIMITED PARTNER INTERESTS
                         (Title of Class of Securities)

                                    029169109
                      (CUSIP Number of Class of Securities)
                -------------------------------------------------

                            Keith L. Schaitkin, Esq.
                             Gordon Altman Butowsky
                              Weitzen Shalov & Wein
                              114 West 47th Street
                            New York, New York 10036
                                 (212) 626-0800
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

--------------------------------------------------------------------------------
Calculation of Filing Fee
--------------------------------------------------------------------------------
         Transaction                                         Amount of
Valuation*: $105,000,000                                     Filing Fee: $21,000
--------------------------------------------------------------------------------
         *For purposes of calculating the filing fee only. This amount assumes the purchase of up to 10 million Units of the subject company for $10.50 per Unit in cash.

         [x ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $21,000
Form or Registration No.:  Schedule 14D-1
Filing Party:              Leyton LLC, High Coast Limited Partnership, Beckton
                           Corp. and Carl C. Icahn
Dated Filed:               November 20, 1998

                       AMENDMENT NO. 1 TO SCHEDULE 14D-1/
                        AMENDMENT NO. 21 TO SCHEDULE 13D


                  This Amendment No. 1 to Schedule 14D-1 ("Amendment No. 1") which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on November 20, 1998 (the "Schedule 14D-1") by Leyton LLC (the "Purchaser"), High Coast Limited Partnership ("High Coast"), Beckton Corp. and Carl C. Icahn also constitutes Amendment No. 21 to the statement on Schedule 13D of the Purchaser, High Coast, Beckton Corp. and Mr. Icahn (the "Schedule 13D" and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the Purchaser's offer to purchase up to 10 million depositary units representing limited partner interests ("Units") of American Real Estate Partners, L.P. (the "Partnership") at a purchase price of $10.50 net per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 1998 (the
"Offer to Purchase") and related Letter of Transmittal, including the Instructions thereto (which collectively constitute the "Offer").


ITEM 10. ADDITIONAL INFORMATION.

                  Item 10(f) is hereby amended as follows:

                (i) By amending and restating in its entirety the first paragraph of "Section 14. Conditions of the Offer" in the Offer to Purchase as follows:

                  "SECTION 14.   CONDITIONS OF THE OFFER.

                           Notwithstanding  any  other  term of the  Offer,  the
                  Purchaser will not be required to accept for payment or to pay for any Units tendered unless, prior to the Expiration Date, all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer and in addition to the Purchaser's right to withdraw or amend the Offer at any time before the Expiration Date, the Purchaser will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate the Offer as to such Units if, at any time on or after the date of the Offer to Purchase and prior to the Expiration Date, any of the following conditions exists:"


                           (ii)  By  supplementing   and  adding  the  following
                                 information thereto:

                           The Offer has been  extended to 12:00  midnight,  New
                  York City time, on Monday, December 28, 1998. On December 14, 1998, Mr. Icahn issued a press release announcing such extension and reporting that as of December 11, 1998, approximately 2,519,728 Units had been tendered pursuant to the Offer. A copy of the press release has been filed as Exhibit (a)(9) to this Amendment No. 1 and is incorporated herein by reference in its entirety.


ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

                  Item 11(a) is hereby amended to add the following exhibit:

                  (a)(9)   Press Release, dated December 14, 1998.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              Dated: December 14, 1998


                            LEYTON LLC

                            By:      HIGH COAST LIMITED PARTNERSHIP,
                                     Member

                                     By:  BECKTON CORP.,
                                          General Partner


                                     By:      /S/ CARL C. ICAHN
                                              Name:  Carl C. Icahn
                                              Title:    Chairman of the Board


                            HIGH COAST LIMITED PARTNERSHIP

                                     By:  BECKTON CORP.,
                                          General Partner


                                     By:      /S/ CARL C. ICAHN
                                              Name:  Carl C. Icahn
                                              Title:    Chairman of the Board


                            BECKTON CORP.


                                     By:      /S/ CARL C. ICAHN
                                              Name:  Carl C. Icahn
                                              Title:    Chairman of the Board



                            /S/ CARL C. ICAHN
                            CARL C. ICAHN





[Signature Page for American Real Estate Partners, L.P., Schedule 14D-1/A no.1]

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                              DESCRIPTION
--------                              ----------------------------

(a)(9)                              Press Release, dated December 14, 1998